LAW OFFICES
                                       of
                                   DAN BRECHER

                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                                 (212) 286-0747
                               Fax: (212) 808-4155
                       e-mail: brecherlaw @ compuserve.com


                                December 22, 2005


VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Attn.:  Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      CompuPrint, Inc.
                  Registration Statement on Form SB-2
                  Filed August 24, 2005
                  File No. 333-127815
                  Form 10-KSB for the year ended December 31, 2004 Filed April 15, 2005
                  File No. 333-90272
                  Form 8-K
                  Filed May 25, 2005
                  File No. 333-90272

Dear Sirs and Madams:

      On behalf of CompuPrint, Inc. (the "Company"), this letter responds to the comments of the Staff of the Commission contained in the Staff's letter dated September 20, 2005. In connection with this letter, the Company is filing Amendment No. 1 to the Company's registration statement on Form SB-2 ("Form SB-2"), and amendments to the Form 10-KSB for the period ended December 31, 2004 and the Form 8-K filed May 25, 2005. The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff's September 20, 2005 letter.

      Three courtesy copies of clean and marked versions of Form SB-2 (excluding exhibits) are being furnished by overnight mail to the attention of Carmen Moncada-Terry.

Securities and Exchange Commission
December 22, 2005
Page 2 of 4


General
-------

1. The Form SB-2 has been revised to include enhanced disclosure of the relationship between the Company and Mr. Ivan Railyan and the Institute. The enhanced disclosures appear, among other places, at the following sections of the Form SB-2"

     (a)  On page 3 of the Form SB-2, in the Prospectus Summary.
     (b) On page 5 of the Form SB-2, in a new risk factor addressing the effect of annual payments to the Institute.
     (c) On page 15 of the Form SB-2, in the Management's Discussion and Analysis section.
     (d) On page 34 of the Form SB-2, in the Certain Relationships and Related Transactions section.

Financial Statements, year ended December 31, 2004, page F-1
------------------------------------------------------------

2. The financial statements of CompuPrint, Inc. for the years ended December 31, 2004 and 2003 have been removed.

     The financial statements of Terra Insight Corporation for the period ended April 30, 2005 have been renumbered and commence on page F-1.

     The Form SB-2 now includes the Company's financial statements for the interim period ended September 30, 2005, commencing on page F2-1.

     The Form SB-2 now includes an introductory statement to the Financial Statements about the reverse merger on May 19, 2005, and that the financial statements presented in this prospectus are that of the accounting acquirer, Terra Insight Corporation.

Consolidated Statement of Shareholders' Equity (Deficit), page F2-5
-------------------------------------------------------------------

3. In regard to the Consolidated Statement of Shareholders' Equity (Deficit), now appearing on page F-5, Terra Insight Corporation issued 10,000,000 shares, which shares were outstanding since inception in January 2005 and through the period ended April 30, 2005.

Securities and Exchange Commission
December 22, 2005
Page 3 of 4


Notes to Financial Statements, page F2-7
----------------------------------------

4. There are no specific contractual restrictions on the Company's outstanding shares of common stock that would require disclosure of the nature of such restrictions within the footnotes to the financial statements.

     In this regard, on page 8 of the Form SB-2, the description of shares being "restricted" has been revised to more clearly indicate that such shares are restricted from resale under the federal securities laws as such shares have been held for less than one year.

     In this regard, on page F-9 (formerly page F2-9), under the heading "Securities Purchase Agreement", the term "restricted" has been deleted.

Note 2.  Summary of Significant Accounting Policies, page F2-7
--------------------------------------------------------------

5. With respect to the Australian customer, the customer requested certain services, for which the customer paid for in advance of the performance of the services. Since the services had not been completed during the period to which the financial statements relate, the Company recorded the amount received from the customer as deferred revenue.

Note 3.  Subsequent Events, page F2-8
-------------------------------------

6. In the Company's quarterly filing for the period ended September 30, 2005, the Company accounted for the July 5, 2005 issuance of convertible debentures in accordance with EITF 98-5 and EITF 00-27. The Company also issued an additional $1 million in convertible debentures on September 8, 2005 to the same holder under the same terms as the debentures issued on July 5, 2005. As the conversion price of the debentures was less than the closing trading price of the Company's shares on the commitment date, the convertible debentures contained a beneficial conversion feature. The Company recognized additional interest expense for the three months ended September 30, 2005 related to this and will accrete the remaining portion of the beneficial conversion feature over the redemption period of the convertible debentures.

Note 5.  Income Taxes, page F2-9
--------------------------------

7. Note 5 has been revised to disclose the expiration date of the net operating loss carryforwards.

Securities and Exchange Commission
December 22, 2005
Page 4 of 4


Note 9.  Recent Accounting Pronouncements, page F2-11
-----------------------------------------------------

8. In Note 9, the effective date of SFAS 123(R) has been revised. A similar revision has been made under the heading "Recent Accounting Pronouncements" in the Management's Discussion and Analysis section. The Company has no plans to adopt SFAS 123(R) early.

Form 10-KSB for the period ended December 31, 2004
--------------------------------------------------

9. The Company is filing an amended Form 10-KSB, clarifying that, in regard to the Form 10-KSB, the Company's officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports it files under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

10. The Company is filing an amended Form 10-KSB, clarifying that, in regard to the Form 10-KSB, there were "no changes" in the Company's internal control over financial reporting that "materially affect", or are reasonably likely to "materially affect", the Company's internal control over financial reporting.

Form 8-K filed May 25, 2005
---------------------------

11. The Company uses a fiscal year end of December 31. There are no present plans to change the Company's fiscal year end. In this regard, the Company is filing a Form 8-K/A which amends and supplements Item 5.03 set forth on its Current Report on Form 8-K filed on August 5, 2005.


     If you require additional documents or information, or have any questions, please let me know.

                                      Very truly yours,


                                      /s/ Dan Brecher
                                      Dan Brecher

DB:saf
Enclosures